Exhibit 99.1

Ardmore Shipping Announces 2024 Investor Day in New York

The Company will provide a comprehensive update, focusing on the forces and trends influencing the global product and chemical tanker markets.

The February 15, 2024 event will also include the Company’s presentation of 4Q 2023 financial results.

HAMILTON, Bermuda, February 1, 2024 – Ardmore Shipping Corporation (NYSE: ASC) (“Ardmore” or the “Company”) today announced that it will host its 2024 Investor Day on Thursday, February 15 at 12:00 P.M. Eastern Time in New York City.

At the event, the extended Ardmore management team will provide the investment community with a comprehensive update on the product and chemical tanker markets, examining the impact of tight supply / demand fundamentals as well as the large-scale geopolitical and weather-related trading restrictions. Additionally, Ardmore leadership will provide an overview of the Company’s strategy and capital allocation framework for maximizing shareholder value in both the current market and the years ahead.

Institutional investors and analysts interested in attending the event should contact The IGB Group at Ardmore@igbir.com.

A live webcast of the presentation and slides will be available to the public on the Investor Relations section of Ardmore’s website at www.ardmoreshipping.com. Please allow extra time prior to the presentation to visit the site and download the necessary software required to listen to the internet broadcast. The webcast will also be archived on the Company’s website.

About Ardmore Shipping Corporation

Ardmore owns and operates a fleet of MR product and chemical tankers ranging from 25,000 to 50,000 deadweight tonnes. Ardmore provides, through its modern, fuel-efficient fleet of mid-size tankers, seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies.

Ardmore's core strategy is to continue to develop a modern, high-quality fleet of product and chemical tankers, build key long-term commercial relationships and maintain its cost advantage in assets, operations and overhead, while creating synergies and economies of scale as the company grows. Ardmore provides its services to customers through voyage charters, commercial pools, and time charters, and enjoys close working relationships with key commercial and technical management partners.

Ardmore's Energy Transition Plan ("ETP") focusses on three key areas: transition technologies, transition projects, and sustainable (non-fossil fuel) cargos. The ETP is an extension of Ardmore's strategy, building on its core strengths of tanker chartering, shipping operations, technical and operational fuel efficiency improvements, technical management, construction supervision, project management, investment analysis, and ship finance.

Investor Relations Enquiries:

Mr. Leon Berman

The IGB Group

45 Broadway, Suite 1150

New York, NY 10006

Tel: 212-477-8438

Fax: 212-477-8636

Email: lberman@igbir.com

Or

Mr. Bryan Degnan

The IGB Group

Tel: 646-673-9701

Email: bdegnan@igbir.com